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                                                                 Exhibit (a)(15)
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              GARTNER GROUP, INC. ANNOUNCES PRELIMINARY RESULTS OF
                          'DUTCH AUCTION' TENDER OFFER

     Stamford, Conn. -- September 1, 1999 -- Gartner Group, Inc. (NYSE: IT), the world's leading authority on information technology (IT), today announced the preliminary results of its "Dutch Auction" tender offer to purchase shares of its Class A and Class B Common Stock. The tender offer expired at 12:00 midnight, Eastern Daylight Time on Tuesday, August 31, 1999.

     GartnerGroup announced on a preliminary basis that it is going to repurchase, pursuant to the tender offer, a total of 9,600,000 shares of Class A Common Stock and 6,100,000 shares of Class B Common Stock. The purchase price for the Class A Common Stock is preliminarily estimated at $21.75 per share. The purchase price for the Class B Common Stock is preliminarily estimated at $21.50 per share. The proration factor for the Class A Common Stock is preliminarily estimated at 83.06 percent. The proration factor for the Class B Common Stock is preliminarily estimated at 99.81 percent.

     The final purchase prices and proration factors are expected to be determined within approximately three business days. The determination of such purchase prices and such proration factors is subject to final confirmation of the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedures, as well as the impact of odd-lot tenders. Payment for the shares accepted for payment and return of all other shares tendered will occur as soon as practicable after completion of the final purchase price and proration computations.

     The company commenced on July 27, 1999, its offer to purchase up to 15 percent of its outstanding Common Stock at prices not less than $21.00 and not more than $24.00 per share. Under the terms of the Dutch Auction tender offer, the company repurchased shares of Class A Common Stock and Class B Common Stock in the same proportion as the number of shares of each class outstanding, or 9,600,000 shares of Class A Common Stock and 6,100,000 shares of Class B Common Stock.

     As previously disclosed, the company also intends to effect open market purchases of its Common Stock following the tender. The company has previously indicated that it will repurchase an additional 4.9 percent of the total outstanding shares within a two-year period, ending July 16, 2001. These open market purchases cannot commence until September 16, 1999, pursuant to Rule 13e-4 under the Securities Exchange Act.

ABOUT GARTNERGROUP

     As the world's leading authority on IT, GartnerGroup provides clients with a wide range of products and services in the areas of IT advisory services, measurement, research, decision support, analysis and consulting. Founded in 1979, with headquarters in Stamford, Conn., GartnerGroup is at the center of a global community serving Fortune 1000 companies from 80 locations worldwide. GartnerGroup's unique capabilities and resources help bring clarity to the direction of the world's hottest and most volatile industry. Additional information about the company is available on the World Wide Web at www.gartner.com.

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